Via Facsimile and U.S. Mail
Mail Stop 6010

February 23, 2007

Mr. Michael O'Reilly
Vice Chairman and Chief Financial Officer
The Chubb Corporation
15 Mountain View Road
Warren, NJ 07061-1615

Re: The Chubb Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File No. 001-08661

Dear Mr. O'Reilly,

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant